SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 3, 2008

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated April 2, 2008, announcing details on record and payment dates for dividend.

PR No.: C2572C

STMicroelectronics announces details
on record and payment dates for dividend

Geneva, April 2, 2008 – STMicroelectronics (NYSE: STM) has reported the details concerning the record dates and payment dates for the dividend proposed by ST’s Supervisory Board to the Company’s Annual General Meeting, which will be held in Amsterdam on May 14, 2008.

As indicated in a press release issued earlier today, the resolution proposed by the Supervisory Board foresees the distribution of a cash dividend of US$0.36 per share, to be paid in four equal quarterly installments in May, August and November 2008 and February 2009 to shareholders of record in the month of each quarterly payment.

If approved, for the first installment, the Company's common shares will trade ex-dividend on the three stock exchanges on which they are listed, on Monday May 19, 2008. For holders of shares listed on Euronext Paris and the Milan Stock Exchange (Borsa Italiana), Monday, May 19, 2008 will also be the payment date. For holders of shares listed on the New York Stock Exchange, the record date will be Wednesday, May 21, 2008, and the payment date will be on or after Tuesday, May 27, 2008. Transfers between New York and European (Dutch) registered shares will be closed from the end of business in Europe on Friday, May 16, 2008, until the open of business in New York on Thursday, May 22, 2008.

The table below summarizes the full schedule for the four installments:

Quarter	Ex-dividend Date (globally)	Payment Date in Europe	Record Date for NYSE	NYSE Payment Date: on or after	Transfer between New York and Dutch registered shares restricted:
					From end of business in Europe on:	Until open of business in NY on:
Q2 2008	19-May-08	19-May-08	21-May-08	27-May-08	16-May-08	22-May-08
Q3 2008	18-Aug-08	18-Aug-08	20-Aug-08	26-Aug-08	15-Aug-08	21-Aug-08
Q4 2008	24-Nov-08	24-Nov-08	26-Nov-08	2-Dec-08	21-Nov-08	27-Nov-08
Q1 2009	23-Feb-09	23-Feb-09	25-Feb-09	3-Mar-09	20-Feb-09	26-Feb-09

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2007, the Company’s net revenues were $10 billion. Further information on ST can be found at www.st.com

For further information, please contact:
INVESTOR RELATIONS:
Stanley March
Group Vice President, Investor Relations
Tel: +1.212.821.89.39
Fax: +1.212.821.89.23
stan.march@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Senior Director, Corporate Media and Public Relations
STMicroelectronics
Tel: + 41 22 929 6945
mariagrazia.prestini@st.com

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 3, 2008	By:	/s/ CARLO FERRO

	Name:	Carlo Ferro
	Title:	Executive Vice President and
Chief Financial Officer